SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CHAPTER I

Name, Organization, Headquarters, Duration and Object

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, whose constitution was made in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and whose organization was fixed according to the present Bylaws.

Art. 2 Eletrobras, being an organization from the indirect public federal administration, will be ruled by Law 3,890-A, of 1961, by the specific legislation of the corporate companies, and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Listing Rules of Corporate Governance Level 1 of BM&FBOVESPA (Regulation of Level 1).

Art. 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, and will operate directly or through its subsidiaries or companies to which it may become associated, and aiming at its social objective, the company may also create offices, in Brazil and abroad.

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may join, with or without allocation of funds, for the formation of consortia or participation in companies, with or without major participation in Brazil or abroad, which intended directly or indirectly to the operation of the production or transmission of electricity under a concession or authorization.

§ 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the possibilities provided in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

§ 3 For purposes of the association mentioned in the first paragraph, Eletrobras will be responsible for fundraising operations that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, may delegate such activity to these, will be subject to the authorization by at least 2/3 of the Board of Directors.

§ 4 In the subsidiary companies which Eletrobras might constitute, subject to previous legal authorization, the general principles of Law 3890-A, of 1961, will be applicable, except regarding the administrative structure, which could be adapted to the specific patterns and to the importance of the services of each company, as well as to the participation conditions of the other partners.

§ 5 The subsidiary companies will follow the administrative, financial, technical and accountant rules, as uniform as possible, established by Eletrobras.

§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors.

§ 7 The company is constituted without fixed established time.

Art. 4 The corporate purpose of Eletrobras is:

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and distribution of electric energy, as well as to enter into business transactions in connection with these activities, such as the trade of electric energy;

II - to cooperate with the Ministry to which it is subject, in order to establish the country energy policy;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

IV - to give guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;

V - to promote and support researches of interest to the energy sector, connected with the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

VI - to contribute to the training of the technical personnel required by the brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel; and

VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.

CHAPTER II

Operations and Obligations

Art. 5 Eletrobras shall, as the technical, administrative and financial coordinating entity of the electric energy sector, as well as, through delegation of public power, in accordance with legal provisions in force, among other things:

I - promote, through its regional subsidiaries, the construction and the respective operation of power centers of interest beyond the state and, high and extra-high tension transmission systems, aiming at an inter-state integration of electric systems and transmission systems destined to transport electric energy produced in bi-national enterprises for the utilization of energy;

II - promote studies of power plants based upon non-conventional primary sources of electricity;

III - give its opinion on electric energy concessions requested to the Electric Energy National Agency (ANEEL), inclusively on the technical, economic and financial adequacy of the electric-nuclear plant projects to the electric energy utility systems;

IV - develop rural power supply programs;

V - participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may interest the electric energy sector;

VI - promote the preparation, follow-up and control of the multi-annual budget of the electric energy sector;

VII - act as an executive body of the statistic information system of the electric energy sector;

VIII - contribute to the conservation of the environment given the principles of sustainable development;

IX - coordinate activities connected with the promotion and incentive of the national industry of materials and equipment intended for the electric energy sector;

X - develop programs of technical regulation, standardization and quality control connected with equipment and materials designed for the electric energy sector;

XI - develop programs, projects and activities to stimulate and guide the consumers, in order to balance electric energy supply and demand; and

XII - participate, according to on-going legislation, of programs for increasing the usage of alternative sources of electric power generation.

CHAPTER III

Capital and Shares

Art. 6 The share capital of the company amounts to R$ 31,305,331,463.74 (thirty- one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy- four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Art. 7 Eletrobras` shares shall be:

I - common, under nominative form, entitled to vote; and

II - preferred, under nominative form, non- entitled to vote at Shareholders’ Meetings;

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed by the Board of Directors of Eletrobras.

§ 2 Whenever a transfer of ownership of shares occurs, the finance company in which they are deposited may collect from the assigning shareholder the cost of any services in connection with the brazilian transfer thereof, subject to maximum rates established by the Securities and Exchange Commission (CVM).

Art. 8 Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and distribution of dividends.

§ 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent over the capital linked to that type and class of shares, to be equally divided between them.

§ 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent over the capital linked to that type and class of shares, to be equally divided between them.

§ 3 Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, in light of the following paragraph.

§ 4 Preferred shares shall be entitled to the receiving of dividends, by each share, at least ten per cent above the dividend linked to each common share.

Art. 9 Eletrobras‟ capital increases shall be implemented by means of public or private subscription and incorporation of reserves, resources thus obtained being capitalized in accordance with the laws in force.

§ 1 When capital increases take place, legal entities governed by public domestic law shall be assured preemptive rights to Eletrobras’ shares, provided however, that the Federal Government subscribes for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

§ 2 Eletrobras shall make effective a capital increase, by means of subscription of shares or conversion of bonds or share credits, until the limit of 2/3 of preferred shares, in relation to the total of issued shares.

Art. 10. The paying up of shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.

Sole paragraph. The shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of price index, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated over the overdue installment.

Art. 11. Eletrobras may issue multiple share certificates

§ 1 Any reverse split or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which can never be above the real cost, shall run to the shareholder's account.

§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force.

Art. 12. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.

Art. 13. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, maintenance in Treasury or further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Art. 14. The ransom of shares of one or more classes may be effected according to deliberation taken at the Extraordinary Shareholders’ Meeting, not dependent upon approval by the Special Shareholders’ Meeting, according to the types and classes into consideration.

CHAPTER IV

Management

Art. 15. The management of Eletrobras, in the form of the present Bylaws and based on on-going legislation, is the responsibility of the Board of Directors and to the Board of Executive Officers.

Art. 16. It is private of brazilian individuals, the exercise of the functions of the management of Eletrobras members, whose members of the Board of Executive Officers be resident in the country, may be required for any position of manager, the security management provided by current law.

§ 1 The minutes from the Shareholders’ Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should explicit the qualifications of each of the chosen and their mandate period, and when the law demands certain requirements for taking office in Eletrobras management, only the person who has shown evidence of such requirements, which will be filed at the social office.

§ 2 Persons who are declared to be disabled by act of CVM are not entitled to take management offices, or those subject to special law, or condemned for bankruptcy, deviated from rectitude, or bribery, against people`s economy, public faith or property or criminal offense, which prevent access to public appointments.

§ 3 The main controller shall not discuss subjects with their conflicting interests or relative to others under its influence, in terms of article 156 of Law 6,404 of 1976. In this case, must register with the divergence minutes and refrain from discussing the subject.

Art 17. The Board of Directors shall consist of 10 (ten) members, with unblemished reputation and good character, elected at the Shareholders Meeting, which shall appoint the Chairman among them, with a unified term of office of 2 (two) years, with a maximum of 3 (three) consecutive renewals, constituted by:

I - six directors chosen from among brazilians of outstanding knowledge and experience appointed by the Minister of Mines and Energy;

II - one director appointed by the Minister of Planning and Budget, according to the law;

III - one director elected by minority shareholders, natural persons and private law companies;

IV - one director elected by a separate vote, during the Shareholders’ Meeting, by holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital. The controlling shareholder shall be excluded; and

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the law.

§ 1 May only exercise the right predicted in item IV above, the preferred shareholders who prove that held their shares during the period of three months at least, immediately preceding the Shareholders’ Meeting.

§ 2 The director representative of employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which the set is conflict of interest.

§ 3 In subjects on which it is configured conflict of interest director representative of the employees referred to in item V, the resolution of the Board of Directors will take place at a special meeting convened for that purpose only, which does not participate in such a director.

Art 18. The Board of Executive Officers shall be composed of the President and the directors, with unified management term of 02 (two) years, with a maximum of 03 (three) consecutive renewals being permitted.

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Art. 19. Each member of the management bodies shall, prior to his entrance and on leaving office, submit a statement of assets, which shall be entered in the adequate book.

Art. 20.  Directors and executive officers will take offices after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

§ 1 In the event that the President of Eletrobras is the one who take office, the Minister of State to which Eletrobras is linked shall also sign the term of investiture.

§ 2 In the event that the Chief Executive Officer of Eletrobras is taking office, the Minister of State to which Eletrobras is subordinated, will also sign the investiture.

§ 3 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, except for the presentation of a justification accepted by the office to which the member has been appointed.

§ 4 The investiture must contain, subject to becoming null, the indication of at least one residence in which the manager will receive intimations in administration and legal process regarding their management, which shall be deemed accomplished by means of delivery to the indicated address, which could only be altered by written notification to Eletrobras.

§ 5 Taking of office of the Board of Directors and the Board of Executive Officers is subject to the previous subscription of the “Termo de Anuência dos Administradores”, pursuant to the Regulation of Level 1 as well as the applicable legal requirements.

Art. 21.  The term of management of the members of the Board of Directors and of the Executive Board shall be extended until the effective investiture of the new members.

§ 1 For the deadlines set forth in the head provision of articles 17 and 18, it will be considered the previous periods of management or performance occurred within less than 02 (two) years.

§ 2º Once the maximum management deadlines set forth in the head provision of articles 17 and 18 were reached, the return of the member of the Board of Directors or of the Executive Officer may only occur after a period equivalent to a term of management.

§ 3 For the purposes of the provisions of the caput of article 18, the appointment of a director to serve on another executive board of the same company is not considered as a renewal.

Art. 22. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.

§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or to the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to the casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

CHAPTER V

Board of Directors

Art. 23. It shall be incumbent upon the Board of Directors of Eletrobras to establish fundamental guidelines for the management of Eletrobras, on its members’ motions or motions which the Board of Executive Officers submits for its consideration and decision, as well as to exercise an overall control of Eletrobras, by supervising the enforcement of the guidelines thus established, following up the execution of approved programs and verifying the results obtained.

§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer.

§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.

Art. 24. It is not allowed to be elected for the office of director, except by decision of the Shareholders’ Meeting, a person who:

I - takes offices in companies which might be considered competitors in their segment, mainly, in advisory councils, board of directors or fiscal councils;

II - holds conflicting interest with those of Eletrobras; and

III - hold office in more than five councils, including Eletrobras.

Sole Paragraph. The remuneration of the director will obey with current legislation.

Art. 25. The director who fails to attend two consecutive meetings, without a justifiable motive, will be dismissed from his office.

Art. 26. With the exercise of its capacity, it shall be incumbent upon Board of Directors of Eletrobras to decide about the following matters:

I - to decide on the organization of subsidiary companies or the cessation of the participation of Eletrobras in said companies;

II - discuss the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production or transmission of electricity under a concession or authorization;

III - define the policy of granting loans and financing, not allowing to grant to managers, members of the Fiscal Council, employees and majority shareholder;

IV - besides the assumptions of deliberation of power by the Board of Directors, by legal force, to display evidence about acts and to approve contracts regarding funds whose amount is over 0.02% of the company`s stockholders equity, including, without limitation, the granting of financing to utility electric energy companies, under its control, and the attainment of loans in Brazil and abroad;

V - to approve the granting of guarantee to loans taken in Brazil or abroad, on behalf of electric energy public utilities under its control;

VI - to decide on the organization of technical - scientific research entities which interest the energy power sector, as well as the granting of loans and guarantees to those under its control;

VII - to call the Shareholders’ Meeting, in the events stipulated by Law 6.404 of 1976, or whenever it deems convenient;

VIII - to fix the distribution of functions among the members of the Board of Executive Officers;

IX - to propose to the Shareholders’ Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except the one described on item X;

X - authorize the acquisition of shares of Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible debentures;

XI - to decide on the negotiation of shares or debentures;

XII - to authorize the sale of permanent assets and the creation of real property liens;

XIII - to approve the estimates of revenues, general appropriation of expenditure and provision for investments of Eletrobras in each business year, exercising their respective control;

XIV - to elect and dismiss the company`s officers, to control the management of its members, and to examine, at any time, the books and reports of Eletrobras;

XV - approve the management’s reports and internal controls, as well as those of the Board of Executive Officers;

XVI - to select and to dismiss the independent auditors and also to select and to dismiss the financial institution which will be responsible for book keeping Eletrobras’ shares, under the name of their respective owner, in book entry form, according to the 1st paragraph of article 7th of the present Bylaws;

XVII - to establish the fundamental guidelines of the administrative organization of Eletrobras;

XXVIII - selection of Eletrobras’ representatives in the management of either subsidiary companies or not, in which it participates, being appointed for those functions, preferably, company`s employees or from subsidiaries;

XIX - to decide on sale expropriations

XX - to decide on relevant matters regarding the activities of Eletrobras;

XXI - to develop and to alter its internal regulations;

XXII - resolve on the declaration of interim dividends and on the payment of interest on capital, at the proposal of the Executive Board, in accordance with the provisions of art. 34, item XII, hereof;

XXIII - grant vacation or license to the Chief Executive Officer

XXIV - establish the number of functions of trust of the top management of Eletrobras, pursuant to item II of art. 53 hereof;

XXV - approve the signing of the corporate performance goals - CMDE, through which the Eletrobras Group undertake to comply with the strategic guidelines defined there to meet the goals and outcomes established by the parent;

XXVI - perform formal evaluation of the Board of Executive Officers and the Board of Directors, according to criteria provided in the Internal Regulation, in order to assist in the decision making of the shareholders regarding the reappointment of members;

XVII - decide on the creation, termination and operation of committees to support the Board for further discussion of strategic studies, observing the law; and

XXVIII - to decide on cases not provided for in the present Bylaws.

Sole paragraph. The minutes of meetings from the Board of Directors of Eletrobras will be filed at Trade Registration (Registro do Comércio) and the minutes containing decisions bearing effects to third parties will be published.

Art. 27. The Board of Directors, in each fiscal year, shall submit to the decision of the Annual Meeting the management report, the balance sheet, income statement for the year, statement of retained earnings or losses, statement of sources and uses of funds, such as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XII of art. 34, and the certificate of independent auditors.

Art. 28. In the event of a vacancy in the office of Chairman of the Board of Directors, the substitute shall be elected, in the first meeting of the Board of Directors, remaining on the office until the next Shareholders’ Meeting.

Art. 29. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first Shareholders’ Meeting, according to article 150 of Law 6,404 of 1976.

Sole paragraph. The chosen director shall finish the mandate of replaced director.

Art. 30. Members of the Board of Directors and of the Board of Executive Officers shall be responsible, under the terms of article 158, of Law 6,404 of 1976, individually and in sympathy, for the acts performed by them and for the damages caused by them on the company.

§ 1 Eletrobras will ensure defense for the members and ex-members of the Board of Executive Officers, Board of Directors and Fiscal Council in judicial and administrative suits set against them relating to behavior performed while in office, provided there was not incompatibility with the company`s interests.

§ 2 The benefit provided in the first paragraph of this article shall apply, as appropriate, and at the discretion of the Board of Directors, occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to managers.

§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, once the legal department of Eletrobras has been consulted with.

§ 4 Eletrobras can keep, in the way and length as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, contract of permanent legal liability in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable or administratively.

§ 5 If any of the mentioned members is convicted, and not allowed further appeal in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st paragraph, besides fortuitous damages to the image of the company.

Art. 31. The Board of Directors shall elaborate internal regulation, in order to enhance its working, in light of the rules for its composition and competence fixed on the present Bylaws and on-going legislation.

CHAPTER VI

The Board of Executive Officers

Art. 32. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.

Sole paragraph. The Chief Executive Officers and executive officers may not exercise management functions, management consulting firms on private sector companies, which are electric energy public concessionaires under private law in any way connected to the electricity sector, except in subsidiaries, controlled companies specific purpose and concessionaires under control of the states in which Eletrobras has participation, where they can hold positions on board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996, from receiving compensation.

Art. 33. Board of Executive Officers members cannot be absent from their offices for more than thirty consecutive days, except in the case of holidays or leave of absence, under penalty of removal from their offices.

§ 1 The granting of vacation or leaves of absence to the executive officers will be subject of the Board of Executive Officers, except as provided in item XXIII of art. 26 hereof.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established b y t h e o t h e r members, provided, however that such substitute is a member of the staff of Eletrobras.

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer which will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

Art. 34. The Board of Executive Officers, in the exercise of its rights and duties shall, especially:

I - propose to the Board of Directors the fundamental guidelines for Eletrobras’ administrative organization, as well as the examination, deliberation and approval of the matter contained in items I to XXV of art. 26 hereof, with the exception of item XXI;

II - carry out the management of Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, declare on acts and approve contracts involving funds whose amount is equal or over 0.02% of the stockholders equity of the company, including, among them, but not limited, the granting of financing to concessionaire companies of electric energy public services, under its control, and the taking of loans in Brazil or abroad;

III - establish administrative, technical, financial and accounting rules for Eletrobras;

IV - prepare budgets for Eletrobras;

V - approve changes in the organizational structure of Eletrobras, under its subordination, including the creation, termination and operation of committees which are linked to it;

VI - approve plans which provide for admission, career, access benefits and discipline of the employees of Eletrobras;

VII - approve the names indicated by the executive officers to occupy places directly under their control;

VIII - issue an opinion in the cases of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;

IX - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;

X - delegate powers to executive officers and employees for the approval of expenditures, establishing limits and conditions;

XI – authorize, in the form of the current legislation, the Eletrobras employees leave the country for performing technical activities or professional development essential to its institutional mission;

XII - prepare, in each fiscal XII - prepare, for each business year, the balance sheet, statement of income, accumulated profit and loss statement, statement of source and uses of funds, a proposal for allotment of dividend and the investment of surplus, to be submitted for the appreciation of the Board of Directors of Eletrobras and the Fiscal Council, and for the examination and decision of the Shareholders’ Meeting;

XIII - prepare plans for the issue of debentures, for the appreciation of Board of Directors of Eletrobras, which shall decide about them or submit to the Shareholders’ Meeting, according to the case;

XIV - establish administrative, technical, financial and accounting norms for the subsidiary companies or for entities in which Eletrobras has a majority participation;

XV - control the activities of subsidiaries and controlled companies, and of entities in which Eletrobras has a majority participation;

XVI - appoint representatives of Eletrobras to attend Shareholders’ Meetings of companies in which it participates as shareholder, issuing instructions for their performance;

XVII - decide about the appointment of independent auditors for the subsidiaries; and

XVIII - give its opinion on power generation concessions required to ANEEL, including aspects regarding the technical, economic and financial adequacy of nuclear power units to the concessionaire system of the public electric energy system.

CHAPTER VII

Duties of the Chief Executive Officer and Executive Officers

Art. 35.  It shall be incumbent upon the Chief Executive Officer to guide the administrative policy of Eletrobras, calling and presiding the meetings of Board of Executive Officers, as well as:

I - to supervise the business of Eletrobras

II - to represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer or director, as well as appoint representatives, attorneys, agents or proxies;

III - to preside over Shareholders’ Meetings;

IV - to hire and dismiss employees;

V - to formalize the appointments approved by Board of Executive Officers;

VI - to publish the annual report of activities of Eletrobras;

VII - together with another executive officer, the move funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officer and employees of attorneys or Eletrobras, with the approval of the Board of Executive Officers;

VIII - ratify, in the form of legislation, the act of an entity member of the Eletrobras System resolving on the removal of its respective employees from the country, except as provided for in art 34, XI hereof; and

IX – appoint the electoral commission in order to organize the election of the employees representative on the Board of Directors and it shall also proclaim the winning candidate and communicate the result to the controlling partner to adopt the necessary action to designate the employees' representative on the Board.

Art. 36. The Chief Executive Officer and executive officers shall, besides the duties and responsibilities inherent to their respective offices, act as managers of the areas of activities attributed to them by the Board of Directors of Eletrobras.

CHAPTER VIII

Of the Fiscal Council

Art. 37. The Fiscal Council of Eletrobras is held permanently and is composed of 05 (five) effective members, and their respective substitutes, elected by the Shareholders’ Meeting, according to the requests fixed by Law 6,404 of 1976, all of them brazilian citizens and residents, either shareholders or not, of which one will be elected by holders of minority common shares, and the other by preferred shares, voting separately.

§ 1 Among members of the Fiscal Council, one member shall be indicated by the Minister of Treasury, as representative of the National Treasury.

§ 2 In the event of vacancy, resignation, impeachment or unjustifiable absence to two consecutive meetings, the member of the Fiscal Council shall be replaced, until the term is over, by the respective substitute.

§ 3. The term of office of the members of the Fiscal Council shall be 02 (two) years, with a maximum of 02 (two) consecutive renewals.

§ 4. In the period provided for in the previous paragraph, the previous periods of performance occurred less than 02 (two) years shall be considered.

§ 5 After the maximum period provided for in § 3, the member of the Fiscal Council can only return after a period equivalent to a term of performance.

§ 6 The members of the Fiscal Council shall perform their duties, which are non- transferable, at the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

§7 The members of the Fiscal Council shall be invested in their positions independently of the signing of the term of office, since their respective election.

Art. 38. It shall be incumbent upon the Fiscal Council:

I - to supervise, by any of its members, the acts taken by any of the managers and to check the accomplishment of its legal and statutory duties;

II - to issue an opinion on the annual management’s report, providing evidence in the report of all information deemed necessary or useful for deliberation by the Shareholders’ Meeting;

III - to issue an opinion on the proposals from the management bodies, to be presented to the Shareholders’ Meeting, regarding alteration in the social capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

IV - to expose, by any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the Shareholders’ Meeting, the mistakes, frauds or crimes they might found out, and to suggest useful measures;

V - to call an Ordinary Shareholders’ Meeting, in the event that the management bodies delay for more than a month such convocation, and Extraordinary, whenever ground or urgent reasons occur, including in the agenda of Shareholders’ Meeting the subject they consider more necessary;

VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;

VII - to examine the financial statements for the fiscal year and to issue an opinion on them; and

VIII - to perform the duties established on items I to VII in the event of liquidation of Eletrobras.

§ 1 The management bodies have the obligation of informing, by written form, to make available to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

§ 2 The members of the Fiscal Council will attend meetings from the Board of Directors and the Board of Executive Officers of Eletrobras, in which is being deliberated subjects in which they might opine (items II, III and VII, from this article).

Art. 39. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board of Directors of Eletrobras, by the Chief Executive Officer of Eletrobras or by any of its members.

Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision demand vote of at least three of its members.

Art. 40. The Fiscal Council of Eletrobras may elaborate internal regulation, with the objective of enhancing its working, in observance to the rules over composition and competence fixed in the present Bylaws and on on-going legislation.

Chapter IX

Shareholders’ Meetings

Art 41. Ordinary Shareholders’ Meetings shall be held within the four months immediately subsequent to the close of the business year, at an hour and on a date previously established, for the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements; resolutions about the destination to be given to the net profit of the business year and the distribution of dividends; election of the members of the Board of Directors of Eletrobras and the Fiscal Council; and fixing of the remuneration of the managers and members of the Fiscal Council, whenever necessary, in observation of ongoing legislation.

Art 42. Besides the instances provided for in applicable laws, the Shareholders’ Meeting shall meet whenever Board of Directors of Eletrobras deems it advisable and, especially, to decide about the following matters:

I - the assignment of all or any part of its shares in the social capital of Eletrobras or its subsidiaries;

II - capital increases through subscription for new shares;

III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;

IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;

V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;

VI - the issue of any other securities or papers, in Brazil or abroad;

VII - any splitting, merger or incorporation;

VIII - any exchange of shares or other securities; and

IX - ransom of shares of one or more classes, independently of approval by the Special Shareholders’ Meeting of types and classes in regard.

§ 1. The minimum time span between the first announcement of Shareholders’ Meeting and the data of realization shall be of 15 days and 8 for the second notice.

§ 2. The deliberations of the Shareholders’ Meeting shall be carried by majority votes, being the vote of each individual representative proportional to shareholding participation in company capital.

§ 3 - The declaration of vote can be registered if so desires the shareholder representative.

§ 4. Abstaining from voting if occurring shall necessarily be registered on the minute and on the document of the Shareholders’ Meeting disclosure.

Art. 43. The table, conducting the proceedings of the Shareholders’ Meeting shall consist of the Chief of Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

Art 44. The announcement of Shareholders’ Meeting will condition the shareholders’ attendance to the compliance with the requirements stipulated in applicable laws in that regard.

Sole paragraph. The filing in Eletrobras of documents in evidence of the ownership of shares may have to be carried out seventy- two hours before the time scheduled for the Shareholders’ Meeting.

Article 45. Shareholders may be represented by a procurator at the Shareholders’ Meetings, in accordance with the stipulations of article 126, of Law 6,404 of 1976.

§ 1 It is not needed the recognition of signatures of the instrument of mandate provided by non-resident shareholders and holders of depositary receipts, and the representation instrument just be deposited at Eletrobras head-office within seventy-two hours advance from the day scheduled for the Shareholders’ Meeting.

§ 2. The representation of the Federal Government at the Shareholders’ Meetings will be made according to specific existing federal law.

CHAPTER X

Fiscal Year and Financial Statements

Art. 46. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending the December 31st of each year and will comply with, the financial statements, to the precepts of the Law 3890-A, 1961, to the federal legislation on electricity, the law on joint stock companies and to this Bylaws.

§ 1 In each business year, shareholders shall have the right to receive a mandatory dividend corresponding to at least twenty- five per cent of the net profit, adjusted in accordance with applicable laws.

§ 2 Financial charges shall be accrued to the amount of dividend and interest payable to shareholders by way of remuneration of own capital, from the end of the business year to the date of actual payment thereof, without prejudice to the incidence of default interest, whenever such amount has not been paid by the date scheduled therefore by the Shareholders’ Meeting.

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and applicable laws and regulations, may be charged to the holders of shares of common stock and to the minimum annual dividend of the shares of preferred stock, integrating such amount to the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

Art. 47. Each year, besides the legal reserve, the Shareholders’ Meeting shall make the following allocations, calculated on that business year's net profit:

I - one per cent for a study and project reserve, intended for the carrying out of technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

II - fifty per cent for an investment reserve fund, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

Art. 48. Every year, the Shareholders’ Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for the supply of means to social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Art. 49. Every year Eletrobras shall allocate and enter in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Art. 50. When the dividend has reached six per cent of the paid-up share capital, the Shareholders’ Meeting may stipulate percentages or gratuities against the profits, for the management of Eletrobras.

Art. 51. The title to dividend shall be forfeited after the lapse of three years and any dividend not claimed in due time shall revert to Eletrobras.

CHAPTER XI

Personnel

Art. 52. To the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable, will be applied the provisions of labor laws in force, of Law 3,890-A, 1961 and of the present Bylaws.

Art. 53. The labor force of Eletrobras will be composed of:

I - personnel admitted to permanent career functions, after selection process, formed by tests, or titles tests;

II - holders of functions of trust of the top management, whose quantitative will be determined by the Board of Directors, according to the provisions of item XXIV of art. 26 hereof; and

II - personnel admitted by temporary contract, in light of the applicable laws.

§ 1 The confidence functions of superior management and power and responsibilities of their respective holders will be defined on the offices and wages plan of Eletrobras.

§ 2 The functions referred to in the § 1 might, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or specialists outside the permanent staff of the company.

Art. 54. After the close of each business year of Eletrobras and after the deduction of accumulated losses and the provision for income tax and profits of any nature, the employees shall be entitled to a share in the profits, in observance to the terms of the working agreements and conventions, signed by Eletrobras, and specific directions fixed by the executive power.

Art. 55. Eletrobras shall provide social welfare assistance to its employees, with the intervention of Fundação Eletrobras de Seguridade Social – ELETROS (ELETROBRÁS Social Security Foundation) in compliance with stipulations of the Board of Executive Officers.

CHAPTER XII

General Provisions

Art. 56. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, to the scrutiny from the Federal Government, and the Court of Audit and the House of Representatives and the Senate, in this case through the Minister of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of these two Houses, to give information about a subject he has been notified of beforehand, and he may be dismissed from his function, in case he does not justify his failure to attend.

Art. 57. Eletrobras may contract with the Federal Government, directly or through companies in which it participates, the execution of works and services, with regard to which special financial allocations have been provided.

§ 1 Facilities built in compliance with this article may be incorporated into Eletrobras or its subsidiaries, in case the Federal Government considers it advisable, provided however that, in the respective operation, the legal system of service per cost is observed.

§ 2 As long as the provision in the previous paragraph has not been complied with, the facilities mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

Art. 58. The Board of Executive Officers shall have the Official Gazette publish the following, upon the approval thereof by the Minister of State Eletrobras is subject to:

I - the regulation governing competitive bidding;

II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;

III - the names of members of the staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.